Exhibit (a)(14)

FOR IMMEDIATE RELEASE
WEDNESDAY, 16TH JUNE, 1999


                            TI GROUP TENDER OFFER FOR
                            WALBRO CORPORATION CLOSES


         TI Group plc ("TI Group") today announced that its indirect wholly owned subsidiary, TI Automotive Systems, Inc., has completed its all-cash $20.00 per share tender offer for all of the outstanding shares of common stock of Walbro Corporation (NASDAQ/NM:WALB). The tender offer expired at 12:00 midnight, New York City time, on Tuesday, June 15, 1999.

         TI Automotive Systems, Inc. accepted for payment all of the 8,474,009 shares of Walbro common stock, representing approximately 97% of the outstanding shares, validly tendered and not withdrawn prior to the expiration of the offer, including 130,051 shares tendered pursuant to notices of guaranteed delivery.

         TI Group currently intends to complete its acquisition of Walbro shortly by means of a merger of TI Automotive Systems, Inc. with Walbro in which the remaining shares of Walbro will be converted into the right to receive $20.00 per share in cash.

         Warburg Dillon Read LLC (212-821-2875) is acting as Dealer Manager and Innisfree M&A Incorporated (212-750-5833 or 888-750-5834) as the Information Agent for the tender offer.

                                     -ENDS-


For further information please contact:

RALPH KESSLER
Senior Vice President
TI Group Inc.
Tel: 212-319-3101